Exhibit 4.4

Schedule C

PCL EMPLOYEES HOLDINGS LTD.

UNIVERSAL EMPLOYEE STOCK PURCHASE PLAN

CLASS 2 SERIES ‘09 COMMON NON-VOTING SHARES

1. Establishment of Plan. PCL Employees Holdings Ltd. (the “Company”), proposes to sell shares of its Class 2 Series ‘09 Common Non-Voting Shares (the “Plan Shares”) to Eligible Employees (as defined below) pursuant to this Employee Stock Purchase Plan (the “Plan”).

2. Purpose; Nature of Plan.

(a) The purpose of this Plan is to provide Eligible Employees with a means of acquiring an equity interest in the Company. Because the Company’s shares are not publicly traded and are generally nontransferable except to the Company, Eligible Employees do not have an opportunity to acquire an equity interest in the Company except by purchasing directly from the Company. The Company, by means of the Plan, seeks to enhance the Eligible Employees’ sense of participation in the affairs of the Company and its subsidiaries, and to provide an incentive for such Eligible Employees to exert maximum efforts for the success of the Company.

(b) It is the Company’s practice to determine annually the number, if any, and type of equity interests to be offered to Salaried Employees (as defined below) in that year and to adopt one or more employee stock purchase plans pursuant to which such equity interests will be offered in that year. Those plans generally are of two types: (i) “Universal Plans” under which shares are offered to certain specified Salaried Employees, up to a specified aggregate maximum number of shares, and (ii) “Regular Plans” under which shares are offered to Salaried Employees approved by the Chief Executive Officer of the Company (the “CEO”) based on various criteria, including position, performance and existing share ownership. This Plan is a Universal Plan. References in this Plan to “Universal Plans” mean this Plan and all other Universal Plans heretofore or hereafter adopted by the Company and references to “Regular Plans” mean all Regular Plans heretofore or hereafter adopted by the Company. The shares of stock offered each year are identified by a Series designation that indicates the year of issuance and a Class designation that indicates whether such shares are voting or nonvoting and whether such shares were offered in Canada or the United States. The Class designations are as follows:

Class 1	Non-Voting/U.S.
Class 2	Non-Voting/Canada
Class 3	Voting/U.S.
Class 4	Voting/Canada

References in this Plan to “Common Shares” includes all of the Company’s common shares of all Series and Classes heretofore or hereafter authorized or issued.

3. Shares Available for Issuance. A total of 165,000 Plan Shares are available for issuance under this Plan. Such number shall be subject to adjustment upon the occurrence of certain events described in Section 10 of this Plan.

4. Administration. This Plan shall be administered as directed by the board of directors of the Company (the “Board”), unless and until the Board delegates administration of the Plan to a committee appointed by the Board. As used in this Plan, references to the “Board” shall include any such committee, if such a committee has been established. Subject to the provisions of this Plan, all questions of interpretation or application of this Plan shall be determined by the Board and its decisions shall be final and binding upon all participants. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

5. Eligibility; Participation in the Plan.

(a) Definitions

i. “Eligible Employee” means a Full-time Eligible Employee or a Part-time Eligible Employee.

ii. “Full-time Basis” means working 40 or more hours per week, 52 weeks per year (or, in the case of an employee commencing employment after January 1, 2009, each of the weeks of the year after commencing employment), subject to breaks, holidays, vacations and leave in accordance with the terms of employment and the employer’s policies.

iii. “Full-time Eligible Employee” means, as of a Qualifying Date, a person (A) who is resident in Canada, (B) who is a Salaried Employee, (C) whose terms of employment call for such employee to work on a Full-time Basis and (D) who has not been excluded by the Company from eligibility to participate in this Plan.

iv. “Minimum Qualifying Hours” means 1,252 hours in the 2009 calendar year or, in the case of an employee commencing employment after January 1, 2009, 1,252 hours in the 2009 calendar year, factored down by a fraction, the numerator of which is calculated as (365 – the number of days in 2009 prior to the commencement of employment) and the denominator of which is 365. By way of example, in the case of a Salaried Employee commencing employment on January 15, 2009, the Minimum Qualifying Hours would be 1,252 x (365-14) / 365 = 1,204.

v. “Part-time Basis” means working on less than a Full-time Basis, but for at least the Minimum Qualifying Hours, subject to breaks, holidays, vacations and leave in accordance with the terms of employment and the employer’s policies.

vi. “Part-time Eligible Employee” means, as of a Qualifying Date, a person (A) who is resident in Canada, (B) who is a Salaried Employee, (C) whose terms of employment on that date call for such employee to work on a Part-time Basis and (D) who has not been excluded by the Company from eligibility to participate in this Plan.

vii. “Qualifying Date” means, in respect of each occasion on which the Company determines to offer Eligible Employees the opportunity to purchase Plan Shares, the date established by the Company for determining who qualifies as an Eligible Employee.

viii. “Salaried Employee” means an employee of the Company or any of its subsidiaries, other than a student, who is paid a salary and not a wage based on an hourly or other periodic basis.

(b) Each Full-time Eligible Employee may purchase up to the lesser of (i) 100 Plan Shares (in multiples of 10 Plan Shares and subject to a minimum of 50 Plan Shares), or (ii) such number of Plan Shares that, together with all Common Shares previously purchased by such employee under Universal Plans, equals 400 shares in the aggregate. A Full-time Eligible Employee who has purchased 400 shares in the aggregate under Universal Plans shall not be eligible to purchase further shares under this Plan.

(c) Each Part-time Eligible Employee may purchase up to the lesser of (i) 70 Plan Shares (in multiples of 10 Plan Shares and subject to a minimum of 50 Plan Shares), or (ii) such number of Plan Shares that, together with all Common Shares previously purchased by such employee under Universal Plans, equals 400 shares in the aggregate. A Part-time Eligible Employee who has purchased 400 shares in the aggregate under Universal Plans shall not be eligible to purchase further shares under this Plan.

(d) The Company shall offer Eligible Employees the opportunity to purchase Plan Shares under this Plan on one or more occasions during 2009, as the Company may determine. In respect of each such occasion, the Company shall determine the Qualifying Date. An Eligible Employee may purchase Plan Shares under this Plan on only one such occasion. The Company shall establish such forms and procedures as it deems appropriate for making that offer and for the acceptance of the offer by Eligible Employees who elect to purchase. The CEO shall have the authority, in its sole discretion, to modify or waive compliance by any Eligible Employees with any such procedures.

6. Purchase Price. The purchase price per share at which shares of Common Stock will be sold pursuant to this Plan shall be determined by the Board in accordance with Section XI of the PCL Employees Holdings Ltd. Unanimous Shareholder Agreement, as amended from time to time (the “Shareholder Agreement”).

7. Payment of Purchase Price; Issuance of Shares.

(a) The purchase price for shares purchased under the Plan shall be paid on the purchase date.

(b) As promptly as practicable after the purchase date, the Company shall issue Plan Shares for the participant’s benefit representing the shares purchased.

8. Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to this Plan shall constitute general funds of the Company.

9. Termination of Employment. If a participant’s employment by the Company or any of its subsidiaries is terminated for any reason, including disability or death, prior to the actual issuance of a certificate for any shares, such participant’s rights to purchase Plan Shares shall immediately terminate and any funds received by the Company for the purchase of the shares shall promptly be returned to the participant (or to his or her estate). For purposes of this Section 9, employment of a participant by the Company or any of its subsidiaries will not be deemed to have terminated in the event of (a) a transfer from the Company to any subsidiary of the Company or from any subsidiary of the Company to the Company or any other subsidiary, or (b) sick leave, military leave, or any other leave of absence approved by the Board.

10. Capital Changes. The number of Plan Shares which have been authorized for issuance under this Plan but have not yet been issued and the purchase price per share shall be proportionately adjusted for any stock split, stock dividend (but only in the form of Common Shares), recapitalization, combination or any other increase or decrease in the number of issued and outstanding Common Shares affected without receipt of any consideration by the Company. Such adjustment shall be made by the Board, whose determination shall be final, binding and conclusive.

11. Nonassignability. No rights to purchase or receive Common Shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights shall be void and without effect.

12. Shareholder Agreement; Restriction on Transfer. No participant may purchase shares under this Plan unless and until such participant has signed the Shareholder Agreement and agreed to be bound by the terms and conditions thereof. The shares purchased pursuant to this Plan are subject to the restrictions on transfer and ownership and the repurchase rights of the Company set forth in the Shareholder Agreement. Shares may not be transferred except in compliance with all applicable laws, including, without limitation, Canadian and United States securities laws. In addition to any legend required by the Shareholder Agreement, all certificates evidencing shares issued to employees shall bear any legends which, in the Board’s judgment, are necessary to comply with applicable securities laws.

13. Reports. Within a reasonable time after the end of each fiscal year, the Company shall prepare and distribute a year-end report to its shareholders, which report shall include consolidated financial statements of the Company and its subsidiaries for the fiscal year.

14. Limitation of Rights. Neither this Plan nor the grant of the right to purchase shares hereunder shall confer any right on any employee to remain in the employ of the Company or any subsidiary of the Company, or restrict the right of the Company or any of its subsidiaries to terminate such employee’s employment. In addition, no participant shall have any rights as a shareholder of the Company with respect to any Plan Shares awarded to the participant under this Plan until the date shares have been issued to the participant.

15. Notices. All notices or other communications by a participant under or in connection with the Plan shall be given as provided in the Shareholder Agreement.

16. Term; Shareholder Approval. This Plan shall become effective on the date on which it is adopted by the Board. This Plan shall be approved by the shareholders of the Company, in any manner permitted by applicable corporate law, within 12 months after the date this Plan is adopted by the Board. This Plan shall continue until the first to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time) or (b) the end of the Company’s 2009 fiscal year.

17. Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the Province of Alberta, Canada.

18. Amendments or Termination of this Plan. The Board may, at any time, amend, terminate or extend the term of this Plan, except no amendment may be made without approval of the shareholders of the Company before or within 12 months after the adoption of such amendment if such amendment would: (a) increase the number of shares that may be issued under this Plan, or (b) extend the term of this Plan.

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